SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  DynTek, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   268180 10 6
                                 (CUSIP Number)

                              H. Montgomery Hougen
                11710 Plaza America Drive, Reston, Virginia 20190
                                 (703) 261-5028
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and communications)

                                 August 20, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

(1) Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)

(2) Check the appropriate box if a member of a group             (a)    |_|
                                                                 (b)    |_|
(3) SEC use only

(4) Source of Funds (See Instructions)                                   OO

(5) Check if Disclosure of Legal Proceedings is Required                |_|
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                           Delaware

    Number of shares       (7)      Sole voting power            10,336,663
  beneficially owned by
  each reporting person
          with:
                           (8)      Shared voting power

                           (9)      Sole dispositive power       10,336,663

                           (10)     Shared dispositive power

(11) Aggregate Amount                                            10,336,663
     Beneficially Owned by Each Reporting Person

(12) Check if the Aggregate Amount in row (11) Excludes Certain Shares  |_|

(13) Percent of class represented by amount in row (11)               30.6%

(14) Type of reporting person                                            CO

                                  Schedule 13D
                                 Amendment No. 1

        The Schedule 13D of DynCorp, a Delaware corporation (the "filing person"), is hereby amended as set forth below. This Amendment No. 1 should be read in conjunction with, and is qualified in its entirety by reference to the Schedule 13D.

Item 4.  Purpose of Transaction

         On August 20, 2002, the filing person and the issuer entered into a Stock Purchase and Settlement Agreement, pursuant to which, inter alia, the filing person sold to the issuer 8,000,000 shares of the issuer's Class B Common Stock and converted its remaining 10,336,663 shares of Class B Common Stock into a like number of shares of Class A Common Stock.

         The Class B Common Stock had special voting powers, including the right to elect, as a class, 40% of the directors of the issuer. In connection with the conversion of the Class B Common Stock into Class A Common Stock the filing person's elected directors resigned from the board of directors of the issuer. The Class A Common Stock has no such special voting powers and no right to elect a separate class of directors. The Agreement addressed other matters between the parties.

Item 5.  Interest in Securities of the Issuer

         The filing person directly owns 10,336,633 shares of Class A Common Stock of the issuer, constituting 30.6% of the total shares of Class A Common Stock outstanding and has the sole power to vote and dispose of such shares. Under the agreement described above, the filing person acquired warrants to purchase 7,500,000 shares of the issuer's Class A Common Stock at an exercise price of $4.00 per share during the period ending August 20, 2005. The filing person also has a right of first refusal to purchase additional shares of Class A Common Stock from the issuer in the event the issuer proposes to issue new shares and such issuance would cause the filing person's ownership (including the shares issuable upon exercise of the foregoing warrant) to be reduced below 25%. Except as set forth above, the filing person has agreed not to purchase any additional shares of the issuer without approval of the issuer's board of directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The filing person's arrangements with the issuer with respect to the securities of the issuer are described in Items 4 and 5 and set forth in Exhibit
99.6 hereto.

Item 7.  Materials to Be Filed as Exhibits

         Exhibit 99.1: Agreement and Plan of Reorganization, dated as of April 25, 2001 (previously filed)
         Exhibit 99.2: First Amendment to the Agreement and Plan of Reorganization, dated as of July 9, 2001 (previously filed)
         Exhibit 99.3: Second Amendment to the Agreement and Plan of Reorganization, dated as of October 12, 2001 (previously filed)
         Exhibit 99.4 Third Amendment to the Agreement and Plan of Reorganization, dated as of November 30, 2001 (previously filed)
         Exhibit 99.5 Fourth Amendment to the Agreement and Plan of Reorganization, dated as of December 27, 2001 (previously filed)
         Exhibit 99.6: Stock Purchase and Settlement Agreement dated as of August 20, 2002, between the filing person and the issuer. (filed herewith)


                                        SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 26, 2002                DynCorp

                                        By:    /s/ H. Montgomery Hougen
                                               H. Montgomery Hougen
                                               Vice President & Secretary